UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 10, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 10, 2012, entitled “Voluntary Announcement”.

99.2	Press Release dated January 10, 2012, entitled “CNOOC Received Notice Calling for Responses from Tianjin Maritime Court”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Voluntary Announcement

The Company has been informed that its controlling shareholder, China National Offshore Oil Corporation ("CNOOC"), received a Notice Calling for Responses from Tianjin Maritime Court of the People's Republic of China on 10 January 2012 in relation to compensation claims initiated by twenty-nine marine product culturists against ConocoPhillips China Inc. and CNOOC.

The Company has consulted its legal advisers in relation to the above matter.  If there is any significant development in relation to the above matter, the Company will issue further announcements as and when required under the Listing Rules.

This announcement is made by the Company on a voluntary basis.

Reference is made to the announcements of CNOOC Limited (the "Company") dated 13 July 2011 and 4 September 2011(the "Announcements"). The Company has been informed that its controlling shareholder, China National Offshore Oil Corporation ("CNOOC"), received a Notice Calling for Responses from Tianjin Maritime Court of the People's Republic of China on 10 January 2012.   Twenty-nine marine product culturists from Laoting County, Tangshan City, Hebei Province, the People's Republic of China, as plaintiffs (the "Plaintiffs") have initiated legal proceedings against ConocoPhillips China Inc. and CNOOC (collectively, the "Defendants") and have claimed for compensation from the Defendants for cultivation losses incurred arising from the oil spill incident which occurred at the Peng Lai 19-3 Oilfield.

The Plaintiffs have claimed for: (1) compensation by the Defendants for losses of RMB234.5746 million in total suffered as a result of environmental pollution by the oil spill incident; (2) payment by the Defendants of evaluation fees of RMB7.0372 million in total which have been incurred by the Plaintiffs; (3) the bearing by the Defendants of the relevant litigation costs.

The Company has consulted its legal advisers in relation to the above matter.  If there is any significant development in relation to the above matter, the Company will issue further announcements as and when required under the Listing Rules.

This announcement is made by the Company on a voluntary basis.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 10 January 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang

Exhibit 99.2

For Immediate Release

CNOOC Received Notice Calling for Responses
from Tianjin Maritime Court

(Hong Kong, January 10, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK:0883) said today that its parent company, China National Offshore Oil Corporation (“CNOOC”), received a Notice Calling for Responses from Tianjin Maritime Court of the People's Republic of China on Jan. 10, 2012. Twenty-nine marine product culturists from Laoting County, Tangshan City, Hebei Province have initiated legal proceedings against Conoco Phillips China Inc. and CNOOC and believed that their cultivation losses were caused by the Penglai 19-3 oil spill incident. The claims include compensation for cultivation losses of RMB234.5746 million, valuation fees of RMB7.0372 million and the relevant litigation costs.

The Company has consulted its legal advisers in relation to the above matter.  If there is any significant development in relation to the above matter, the Company will make disclosure in a timely manner.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Zhang Yuxiao
Senior Supervisor, Media/Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: zhangyx12@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com